BRENHAM OIL & GAS CORP.
601 Cien, Suite 235
Kemah, TX 77565
281-334-9479 Fax 281-334-9508
Email: Info@BrenhamOil.com

May 4, 2011

US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attn: Ms. Caroline Kim

RE: Brenham Oil & Gas Corp.
Registration Statement on Form SB-1/A# 3

File No. 333-169507

Dear Ms. Kim:

This letter is in response to the staff’s letter dated April 29, 2011, regarding the amendment #3 to the registration statement. For the convenience of the staff’s review, we have included each of the comments in April 15, 2011 letter, followed by our response to each comment.

Amended Registration statement on Form S-1, Filed April 20, 2011

General

Comment 1. We note that in response to prior comment 3 from our letter to you dated April 15, 2011, you refer to the date of the prospectus as April 29, 2011, and the expiration of the rescission offering as May 20, 2011. We remind you that a request for accelerated effectiveness will not be appropriate until such time as we have notified you that we have no further comments.

Response 1. We have revised the disclosure to date the prospectus and the expiration date of the rescission offer “May __, 2011.” We will request acceleration of the effective date when we receive notice from the staff that you have no further comments.

Exhibit 5.1

Comment 2. We note your response to prior comment 6 from our letter to you dated April 15, 2011. Please obtain and file a further revised opinion which eliminates any ambiguity regarding the second romanette (ii) reference which remains in its penultimate paragraph.

Response 2. We have revised the second romanette (ii) to clarify the ambiguity referred to in this comment.

Exhibit 20.1

Comment 3. We reissue prior comment 7 from our letter to you dated April 15, 2011. The document you filed continues to include the representation “I have received and read the prospectus….” Please file a document that has been revised in accordance with the previously issued comment.

Response 3. We have revised Exhibit 20.1 in response to the prior oral comment by deleting the requirement that a shareholder affirm that he has “read” or “understood” the disclosure or the rescission offer.

Closing Comments

We urge all persons who are responsible for the accuracy of the disclosure in the filing to be certain that the filing includes the information in the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration if the effective date of the pending registration statement please provide a written statement from the company acknowledgement that:

- Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response Closing Comments: The Company acknowledges that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectively submitted,

Brenham Oil & Gas Corp.

By: /s/ Daniel Dror

Chairman and Chief Executive Officer